

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2021

Olivier Taelman
Chief Executive Officer
Nyxoah SA
Rue Edouard Belin 12
1435 Mont-Saint-Guibert, Belgium

> **Re: Nyxoah SA**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed June 25, 2021**
> **File No. 333-257000**

Dear Dr. Taelman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2021 letter.

Amendment No. 1 to Registration Statement on Form F-1, Filed June 25, 2021

Exhibits

1. Please revise the tax opinion to state clearly the material tax consequences and, if filing a short form, please revise the opinion and related disclosure in the prospectus to state clearly the opinion that the disclosure in the tax consequences section of the prospectus is the opinion of NautaDutilh BV/SRL or advise. Refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19.

2. We note that both opinions indicate that counsel's services shall be governed by its General Terms and Conditions, including a limitation of liability and a nomination of

competent jurisdiction. Please tell us why such statement is both necessary and appropriate. In the alternative, please have counsel remove such statement from the opinions.

You may contact Julie Sherman at 202-551-3640 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tom Kluck at 202-551-3233 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John Rudy, Esq.